SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)*

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291525400

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]	Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

____________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 291525400	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gate City Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 427,690
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 735,024
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,024
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.09%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 291525400	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Melby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 427,690
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 735,024
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,024
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.09%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 291525400	13G	Page 4 of 7 Pages

This Schedule 13G (this "Schedule 13G") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13G relates to Common Shares (the "Common Shares") of Emmis Communications Corporation (the "Issuer") held by the Funds.

Item 1.	(a)	Name of Issuer:

EMMIS COMMUNICATIONS CORPORATION

(b)	Address of Issuer’s Principal Executive Offices:

One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204

Item 2.	(a)	Name of Person Filing:

Gate City Capital Management, LLC

(b)	Address of Principal Business Office or, if None, Residence:

425 S. Financial Place, Suite 910A, Chicago, IL 60605

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

291525400

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)	[ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 291525400	13G	Page 5 of 7 Pages

Item 4.	Ownership.

1.	Gate City Capital Management, LLC

(a)	Amount beneficially owned:		735,024
(b)	Percent of class:		6.09%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	427,690
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	735,024
	(iv)	Shared power to dispose or to direct the disposition of:	0

2.	Michael Melby

(a)	Amount beneficially owned:		735,024
(b)	Percent of class:		6.09%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	427,690
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	735,024
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP NO. 291525400	13G	Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gate City Capital Management, LLC

By:
Name:	Michael Melby
Title:	Managing Member

By:	___________________________
Name:	Michael Melby

Date:	February 13, 2020

CUSIP NO. 291525400	13G	Page 7 of 7 Pages

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: February 13, 2020

Gate City Capital Management, LLC

By:
Name:	Michael Melby
Title:	Managing Member

By:	___________________________
Name:	Michael Melby

Date:	February 13, 2020